Leidos Holdings, Inc. (LDOS)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, CA 90278
Shareholder Alert

The Leidos Holdings proxy has the wrong identity for the proponent of:
Proposal 3 — Stockholder Proposal: Simple Majority Vote

Leidos Holdings has offered to notify those shareholders who attend the annual meeting of the correct proponent.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

Please vote following the instructions provided in the management proxy mailing.